SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

UP Fintech Holding Limited

(Name of Issuer)

Class A ordinary shares, US$0.00001 par value per share

(Title of Class of Securities)

91531W106**

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 91531W106 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Global Selected Market under the symbol “TIGR.” Each ADS represents fifteen class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person People Better Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 250,641,392
	6	Shared Voting Power 0
	7	Sole Dispositive Power 250,641,392
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,641,392
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person CO

1	Name of Reporting Person Fast Pace Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 250,641,392 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 250,641,392 Class A ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,641,392 Class A ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person CO

(1)	Represents 250,641,392 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company. People Better Limited is wholly owned by Fast Pace Limited.

1	Name of Reporting Person Xiaomi Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 250,641,392 Class A ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 250,641,392 Class A ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 250,641,392 Class A ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 12.6%
12	Type of Reporting Person CO

(1)

Represents 250,641,392 Class A ordinary shares directly held by People Better Limited, a British Virgin Islands company. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly-owned by Xiaomi Corporation.

Item 1(a).	Name of Issuer:

UP Fintech Holding Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Grandyvic Building, No. 1 Building, No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC

Item 2(a).	Name of Person Filing:

(i) People Better Limited;

(ii) Fast Pace Limited; and

(iii) Xiaomi Corporation (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

For People Better Limited

c/o Vistra Corporate Services Centre

Wickhams Cay II, Road Town

Tortola, VG1110, British Virgin Islands

For Fast Pace Limited

c/o Start Chambers, Wickham’s Cay II, P. O. Box 2221, Road Town

Tortola, British Virgin Island

For Xiaomi Corporation

c/o Maples Corporate Services Limited, PO Box 309, Ugland House

Grand Cayman, KY1-1104, Cayman Islands

Item 2(c)	Citizenship:

People Better Limited – British Virgin Islands

Fast Pace Limited – British Virgin Islands

Xiaomi Corporation – Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share, of the Issuer;

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

91531W106

This CUSIP number applies to the American depositary shares of the Issuer, each representing fifteen Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
People Better Limited	250,641,392	12.6%	3.0%	250,641,392	0	250,641,392	0
Fast Pace Limited	250,641,392	12.6%	3.0%	250,641,392	0	250,641,392	0
Xiaomi Corporation	250,641,392	12.6%	3.0%	250,641,392	0	250,641,392	0

As of December 31, 2019, 250,641,392 Class A ordinary shares were directly held by People Better Limited, a company incorporated under the laws of British Virgin Islands. People Better Limited is wholly owned by Fast Pace Limited, a British Virgin Islands company wholly owned by Xiaomi Corporation.

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,991,802,249 ordinary shares (being the sum of 1,654,190,527 Class A ordinary shares and 337,611,722 Class B ordinary shares) of the Issuer reported to be outstanding in the Issuer’s Rule 424(b)(4) Prospectus filed on March 20, 2019, assuming the automatic conversion of all outstanding preferred shares into 1,229,518,986 Class A ordinary shares immediately upon the completion of its initial public offering (as reported by the Issuer in its Rule 424(b)(4) Prospectus) and assuming no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares (if the underwriters exercise their over-allotment option in full, the total number of outstanding ordinary shares would be 2,021,052,249). Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

PEOPLE BETTER LIMITED

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director

FAST PACE LIMITED

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director

XIAOMI CORPORATION

By:	/s/ LEI Jun
Name:	LEI Jun
Title:	Director